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                             June 6, 2022

       Matthew F. Unger
       Chief Financial Officer
       Omega Flex, Inc.
       451 Creamery Way
       Exton, PA 19341

                                                        Re: Omega Flex, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 14,
2022
                                                            File No. 000-51372

       Dear Mr. Unger:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       21

   1. We note that your discussion in MD&A excludes disclosure of any critical accounting estimates. Please
revise to include disclosure of all critical accounting estimates as required by Item 303 of
Regulation S-K. Your disclosure should include qualitative and quantitative
information necessary to understand the estimation uncertainty and the impact the critical accounting
estimate has had or is reasonably likely to have on your financial condition or results of
operations to the extent the information is material and reasonably available. This
information should include why each critical accounting estimate is subject to uncertainty and, to
the extent the information is material and reasonably available, how much each estimate
and/or assumption has changed over the period, and the sensitivity of the reported amount to
the methods, assumptions and estimates underlying its calculation.
 Matthew F. Unger
Omega Flex, Inc.
June 6, 2022
Page 2
Financial Statements
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies, page 36

2. We note from your disclosure on page 37 that a warranty is generally included with each purchase, providing assurance that the goods comply with agreed-upon specifications, and the cost is therefore accrued accordingly. Please revise to include the disclosures required by ASC 460-10-50-8. This includes your policy and methodology for determining product warranty liability and a tabular reconciliation of the changes in the warranty liability for the reporting period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameMatthew F. Unger                             Sincerely,
Comapany NameOmega Flex, Inc.
                                                               Division of
Corporation Finance
June 6, 2022 Page 2                                            Office of
Manufacturing
FirstName LastName